A2Z Smart Technologies announce commencement of Global rollout of its Cust2Mate Smart Cart

TEL AVIV, ISRAEL / ACCESSWIRE / March 4, 2021 A2Z Smart Technologies Corp. ("**A2Z**" or the "**Company**") (TSXV:AZ)(OTCQX: AAZZF), an innovative technology company specializing in state-of-the-art automation and electronics technology, today announces that it has begun the process of rolling out its Cust2mate Smart Shopping Cart product to the worldwide market.

Following on from the Company's recent first commercial purchase order from M. Yochananof & Sons (1988) Ltd., a leading Israeli supermarket chain and our expected pilot with the largest hypermarket retail chain in the Middle East over the coming weeks, the Company is pleased to announce that it is currently putting in place the personnel and logistics to deal with the order flow. The initial regions of focus are North America, Europe and the Middle East.

The areas of focus at this time in the various regions, are manufacturing, customer support and training personnel to facilitate the implementation of the Smart Cart solution in the various grocery chains. This is a vital piece of our implementation plan and will ensure that the transition from existing systems to our Smart Cart systems is seamless and that all the grocery chains have the appropriate training, resources and support.

Mr. Rafael Yam, newly appointed CEO of Cust2Mate stated "We have started our transformation from an R&D company to a product and service company. We are proud to have recently received our first commercial purchase order and are confident that this is only the beginning."

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR

(see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Corporate Contact:
Gadi Levin
+972-8-932-4333
gadi@a2zas.com